Securities and Exchange Commission

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Reviva Pharmaceuticals Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

76152G100

(CUSIP Number)

May 27, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76152G100	13G	Page 2 of 8 Pages
1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) TANG CAPITAL PARTNERS, LP
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
Number of Shares BENEFICIALLY Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 1,350,180
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,350,180
9	Aggregate Amount Beneficially Owned by each Reporting Person 1,350,180
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 9.99%
12	type of reporting person pN

CUSIP No. 76152G100	13G	Page 3 of 8 Pages
1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) TANG CAPITAL MANAGEMENT, LLC
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
Number of Shares BENEFICIALLY Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 1,350,180
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,350,180
9	Aggregate Amount Beneficially Owned by each Reporting Person 1,350,180
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 9.99%
12	type of reporting person oo

CUSIP No. 76152G100	13G	Page 4 of 8 Pages
1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) KEVIN TANG
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization UNITED STATES
Number of Shares BENEFICIALLY Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 1,350,180
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,350,180
9	Aggregate Amount Beneficially Owned by each Reporting Person 1,350,180
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 9.99%
12	type of reporting person IN

Item 1(a).	Name of Issuer:

Reviva Pharmaceuticals Holdings, Inc., a Delaware corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

19925 Stevens Creek Blvd., Suite 100, Cupertino, CA 95014

Item 2(a).	Name of Person Filing:

This Statement on Schedule 13G (this “Statement”) is filed by Tang Capital Partners, LP (“Tang Capital Partners”); Tang Capital Management, LLC, the general partner of Tang Capital Partners (“Tang Capital Management”); and Kevin Tang, the manager of Tang Capital Management.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

4747 Executive Drive, Suite 210, San Diego, CA 92121

Item 2(c).	Citizenship:

Tang Capital Partners is a Delaware limited partnership. Tang Capital Management is a Delaware limited liability company. Mr. Tang is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number: 76152G100

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Tang Capital Partners. Tang Capital Partners beneficially owns 1,350,180 shares of the Issuer’s Common Stock, which consists of: (i) 1,200,000 shares of the Issuer’s Common Stock and (ii) 150,180 shares currently issuable upon exercise of Warrants (as defined below).

Tang Capital Partners owns 4,533,300 of the Issuer’s Investor Warrants and 3,333,300 of the Issuer’s Pre-Funded Warrants (together, the “Warrants,” each as defined in the Issuer's Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on May 28, 2021).

Each Investor Warrant is exercisable for 0.75 of a share of the Issuer’s Common Stock. The Investor Warrants are immediately exercisable and expire five years from the date of issuance. Tang Capital Partners may not exercise any portion of the Investor Warrants for shares of Common Stock if, as a result of the exercise, Tang Capital Partners, together with its affiliates and any other person or entity acting as a group, would own more than 9.99% of the Issuer’s outstanding shares of Common Stock after exercise. However, Tang Capital Partners may increase such percentage to any other percentage, not in excess of 19.99% (to the extent such limit is required under applicable Nasdaq rules), by providing written notice to the Issuer, provided that any increase in such percentage shall not be effective until 61 days after notice is provided to the Issuer.

Each Pre-Funded Warrant is exercisable for one share of the Issuer’s Common Stock and is immediately exercisable. Tang Capital Partners may not exercise any portion of the Pre-Funded Warrants for shares of Common Stock if, as a result of the exercise, Tang Capital Partners, together with its affiliates and any other person or entity acting as a group, would own more than 9.99% of the Issuer’s outstanding shares of Common Stock after exercise. However, Tang Capital Partners may increase such percentage to any other percentage, not in excess of 19.99% (to the extent such limit is required under applicable Nasdaq rules), by providing written notice to the Issuer, provided that any increase in such percentage shall not be effective until 61 days after notice is provided to the Issuer.

The foregoing limitations remain in effect with respect to the Warrants, and, accordingly, only 150,180 shares are currently issuable upon exercise of the Warrants.

Tang Capital Partners shares voting and dispositive power over such shares with Tang Capital Management and Kevin Tang.

Tang Capital Management. Tang Capital Management beneficially owns 1,350,180 shares of the Issuer’s Common Stock, which consists of: (i) 1,200,000 shares of the Issuer’s Common Stock and (ii) 150,180 shares currently issuable upon exercise of Warrants.

Tang Capital Management shares voting and dispositive power over such shares with Tang Capital Partners and Kevin Tang.

Kevin Tang. Kevin Tang beneficially owns 1,350,180 shares of the Issuer’s Common Stock, which consists of: (i) 1,200,000 shares of the Issuer’s Common Stock and (ii) 150,180 shares currently issuable upon exercise of Warrants.

Kevin Tang shares voting and dispositive power over such shares with Tang Capital Partners and Tang Capital Management.

The percentages used herein are based on 13,515,317 shares of Common Stock outstanding, which is comprised of: (i) total shares outstanding of 13,365,137 shares of Common Stock as of June 1, 2021, as represented by the Issuer and (ii) 150,180 shares of Common Stock currently issuable upon exercise of the Warrants.

(b)	Percent of Class:

Tang Capital Partners	9.99%
Tang Capital Management	9.99%
Kevin Tang	9.99%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Tang Capital Partners	0 shares
Tang Capital Management	0 shares
Kevin Tang	0 shares

(ii)	shared power to vote or to direct the vote:

Tang Capital Partners	1,350,180 shares
Tang Capital Management	1,350,180 shares
Kevin Tang	1,350,180 shares

(iii)	sole power to dispose or to direct the disposition of:

Tang Capital Partners	0 shares
Tang Capital Management	0 shares
Kevin Tang	0 shares

(iv)	shared power to dispose or to direct the disposition of:

Tang Capital Partners	1,350,180 shares
Tang Capital Management	1,350,180 shares
Kevin Tang	1,350,180 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 3, 2021

TANG CAPITAL PARTNERS, LP

By:	Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin Tang
Kevin Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang